Exhibit 99.1

AMARC SECURES ADDITIONAL INVESTMENT FROM FREEPORT-MCMORAN,
PROVIDES UPDATE ON ITS JOY COPPER-GOLD DISTRICT, GOLDEN HORSESHOE TREND, BC

November 15, 2021, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) is pleased to announce that Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”) has for the second time this year accelerated its investment into the Company’s JOY Cu-Au District, (the “JOY”) located in the Toodoggone region of the Golden Horseshoe trend, north-central British Columbia (“BC”) (see Amarc release August 4, 2021). Freeport has increased its Year 1 contribution to the 2021 JOY exploration program by ~50% – from $4 million to $5.94 million.

“The Amarc technical team recently completed a successful 2021 exploration program at our JOY District,” said Amarc President & CEO Dr. Diane Nicolson. “This comprehensive program included both core drilling and insightful modelling of the PINE copper-gold deposit, along with geological, geochemical and geophysical surveys in the area of the PINE Deposit and over other key copper-gold deposit targets throughout the District. Our team is currently working to integrate the results, as they are received, into our existing data sets in order to define next year’s deposit delineation and district exploration programs.”

Nicolson said Amarc was pleased to welcome several members of Freeport’s senior exploration management team from Canada and the United States to site this summer, which further strengthened the alliance between the partners and capitalized on the depth of porphyry copper-gold deposit discovery knowledge each possesses. She commended the field crew working at JOY this season for completing an ambitious and challenging program safely, on-time and without incident.

The Amarc and Freeport Team Review PINE Deposit Historical Drill Core

Highlights of the JOY 2021 Exploration Program

●
Nine core holes completed over 4,300 m of drilling.

●
Drilling included three high-priority, long core holes (up to 701 m) at the PINE Deposit that began to test the depths and lateral extent of the porphyry Cu-Au mineralization. These are the first holes drilled at the PINE Deposit by Amarc.

●
A single, long drill hole (707 m) was drilled at the MEX Deposit area to test the potential depth extension of this mineralized porphyry Cu-Au system, below historical drilling.

●
In addition, five initial core holes (271 m to 404 m in length) were drilled to test four prioritized porphyry Cu-Au targets, delineated by geochemical, Induced Polarization (“IP”), airborne magnetic and geological surveys, which include the Twins and Canyon targets (both >5 km2 in area).

●
At the PINE Deposit, more than 60 historical core holes were re-logged and surface geological mapping completed in order to target drilling of internal, lateral and depth extensions to the deposit for next season. A number of additional historical drill holes from the MEX Deposit target and other porphyry Cu-Au exploration targets were also re-logged to inform ongoing exploration efforts throughout the District.

●
42 line-km of IP survey were completed adjacent and to the north of the PINE deposit, and over the Canyon, Twins, SW Takla and Central Takla exploration targets. Data from this survey is being merged with information from the 112 line-km IP survey previously completed by Amarc, and historical coverage by Gold Fields. IP chargeability surveys measure the relative quantity of sulphide mineralization and are particularly effective in detecting porphyry Cu deposits covered by overburden.

Notably, IP chargeability survey results over the partially overburden covered Twins exploration target have outlined a sulphide system extending over ~5 km2 that remains open to the south and east. Within this area, a new >2.5 km2 high contrast IP chargeability response has been partly delineated. This area is characterized by a number of discrete magnetic-high features, is transected by a series of interpreted structures and is centered on a known occurrence of moderate to strongly altered monzonite intrusive that is locally host to porphyry-style chalcopyrite-bearing veinlets. This new area of high contrast IP chargeability remains to be drill tested.

JOY District IP Chargeability Clusters Outline an Extensive Mineralized System at the Twins and at Seven Other Target Areas

●
684 soils samples were collected primarily over the SW Takla, Twins, Canyon South and Mex South targets, extending previously completed soils grids. Data from this survey is being merged with information from the 10,333 soil samples previously collected over the JOY project area.

●
179 rock samples were collected during geological traverses over the SW Takla, Twins, Canyon South, MEX, North Finlay and Jock targets.

●
All drill core, rock and rock samples have been shipped to ACTlabs in Kamloops, BC for preparation and analyses. Laboratory timelines in BC and across Canada have increased significantly this season; assay results will be reported as they become available.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry copper-gold mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry copper±gold districts located in different prolific porphyry districts in southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry copper±gold deposits. Importantly each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE and Pine. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.
Dr. Diane Nicolson
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Figure 1 The Amarc and Freeport Team Review PINE Deposit Historical Drill Core

FINLAY NORTH
N
MEX
CLUSTER
PINE Deposit
TREE
PINE-EXT
JP21009
JP21008
JP21007
JP21001
JP21003
JP21002
MEX
Deposit
Target
CENTRAL
TAKLA
JP21005
JP21006
CANYON
JP21004
6 Kilometres
TWINS
SW TAKLA
Legend
Amarc 2021 Drill Hole
IP Chargeability
(mV/V)
48.9
45.4
41.8
38.9
36.7
35.1
33.6
32.1
30.8
29.5
28.4
27.3
26.3
25.1
24.2
23.4
22.5
21.4
20.1
16.9
14.2
12.3
11.0
9.8
8.6
7.4
6.8
6.5
6.0
5.5
4.9
4.3
3.9
3.6
3.4
3.0
2.4
1.8

Figure 2 JOY District IP Chargeability Clusters Outline an Extensive Mineralized System at the Twins and at Seven Other Target Areas